Exhibit 99.1

GOLD ROYALTY ReportS First Quarter 2024 Results; record Revenue DrivES Positive Operating Cash Flow

Vancouver, British Columbia – May 13, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the three months ended March 31, 2024. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “We are proud to have delivered on another growth milestone in the first quarter, generating positive operating cash flow for the first time. Our recent acquisitions, royalty generator model, and existing flagship royalties fueled our record revenue this quarter. We also continued to lower our cost profile compared to the prior year. With the gold price near all-time highs and the ramp up of the Côté Gold Mine in the second half of 2024, we expect to see continued royalty revenue growth through the remainder of the year.

Our peer-leading long-term growth outlook and fundamentals continue to improve, driven primarily by Agnico Eagle’s long-life large-scale Odyssey Mine, where underground development is ahead of expectations, Nevada Gold Mine’s REN deposit which continues to be advanced towards production later this decade, and at Aura’s Borborema gold project where production is expected by early next year.”

First Quarter 2024 Results Summary:

The following table sets forth selected financial information for the three months ended March 31, 2024:

	For the three months ended March 31
	2024	2023
(in thousands of dollars, except per share amounts)	($)	($)
Revenue	2,894	767
General, administrative and project evaluation costs	(2,875)	(3,424)
Net loss	(1,405)	(3,083)
Net loss per share, basic and diluted	(0.01)	(0.02)
Cash provided by (used in) operating activities	336	(2,061)
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest(1)	4,185	1,970
Cash Operating Expenses(1)	(2,260)	(2,523)
Adjusted Net Loss(1)	(930)	(1,318)
Adjusted Net Loss Per Share, basic and diluted(1)	(0.01)	(0.01)
Total Gold Equivalent Ounces (“GEOs”)(1)	2,019	1,043

(1) Total Revenue, Land Agreement Proceeds and Interest, Cash Operating Expenses, Adjusted Net Loss, Adjusted Net Loss Per Share, basic and diluted and Total GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See “Non-IFRS Measures” for further information.

For further detailed information, please refer to the Company’s unaudited condensed interim consolidated financial statements and management’s discussion and analysis for the three months ended March 31, 2024, copies of which are available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

First Quarter 2024 Highlights:

●	Record quarterly revenue of $2.9 million and record Total Revenue, Land Agreement Proceeds and Interest of $4.2 million (2,019 GEOs), which was 112% higher than the same period of 2023. Record quarterly revenue was driven by the first full quarter of revenue from the recently acquired interests in the Borborema project, royalty payments under the recently acquired Cozamin royalty interest and increased revenue from Canadian Malartic and land agreement proceeds.

●	Achieved its first quarter of positive cash flows from operations of $0.3 million, which does not include an additional $1.1 million of land agreement proceeds credited against mineral properties.

●	Cost management initiatives resulted in a continued decrease in Cash Operating Expenses. Cash Operating Expenses decreased by 10% to $2.3 million from $2.5 million in the same period of 2023.

●	Continued advancement at key development stage assets, including first gold pour at the Côté Gold Mine, underground shaft and ramp development ahead of schedule at the Odyssey Mine, and construction at the Borborema project on track for production in early 2025.

●	Forged a strategic alliance with Taurus Mining Royalty Fund L.P. which expands the Company’s deal origination and identification in addition to improving its ability to compete for larger high-quality investments.

Portfolio Update

Odyssey Mine (3.0% NSR over the northern portion of the mine): Agnico Eagle Mines Limited (“Agnico Eagle”) owns and operates the Canadian Malartic Complex that is one of the world’s largest gold mining operations and is comprised of the open-pit Canadian Malartic mine and the underground Odyssey mine. The Canadian Malartic complex will progressively transition from open pit to underground mining between 2023 and 2028.

On April 25, 2024, Agnico Eagle announced its first quarter 2024 results, including an update that construction at the Odyssey mine is progressing well. Ramp development continued to exceed Agnico Eagle’s target and shaft sinking improved during the quarter. The shaft is expected to provide hoisting capacity by mid-2025, six months earlier than previously planned and will provide added development and production flexibility. As at March 31, 2024 the shaft has reached a depth of approximately 452 meters and Agnico Eagle expects to complete excavation of the shaft in 2027.

Agnico Eagle further outlined a summary of its first quarter operating results at the Odyssey mine. At the Barnat pit, good equipment availability and productivity, drove solid operational performance despite challenging weather conditions. At Odyssey South, the mining rate and production were slightly below plan at approximately 3,300 tpd and 17,700 ounces of gold, respectively. The underground operations are expected to gain additional flexibility in the second quarter of 2024, with the start of a second mining front and the addition of four 65 tonnes haulage trucks. Stope reconciliation at Odyssey South remains positive, primarily from the contribution of the internal zones, which resulted in approximately 16% more gold ounces produced than anticipated.

For further information see Agnico Eagle’s news release dated April 25, 2024, available under its profile on www.sedarplus.ca.

Côté Gold Mine (0.75% NSR royalty over the southern portion of the mine): On March 31, 2024, IAMGOLD Corporation (“IAMGOLD”) announced the first gold pour at the Côté Gold Mine. It stated that its next step is to focus on ramp-up towards commercial production in the third quarter of 2024, with the goal of achieving a 90% throughput rate at year end. IAMGOLD maintained its production guidance for the project for the year at 220,000 to 290,000 ounces of gold (100% basis), assuming the remaining milestones are achieved.

For further information see IAMGOLD’s news release dated March 31, 2024, available under its profile on www.sedarplus.ca.

Borborema Gold Project (2.0% NSR royalty and gold-linked royalty-convertible loan): On May 7, 2024, Aura Minerals Inc. (“Aura”) announced its first quarter 2024 results including an update on construction at the Borborema project. Following commencement of construction in the third quarter of 2023, Aura announced that construction is well underway with 25% completed to date, and production expected to start in early 2025. Gold Royalty expects to receive 1,440 GEOs in 2024 from Aura through fixed pre-production payments associated with the 2.0% NSR royalty and gold-linked coupon payments associated with the gold-linked royalty-convertible loan.

For further information see Aura’s news release dated May 7, 2024, available under its profile on www.sedarplus.ca.

Ren Project (1.5% NSR royalty and 3.5% NPI): In its management’s discussion and analysis for the year ended December 31, 2023, Barrick Gold Corporation (“Barrick”) highlighted continued exploration success at the Ren deposit. The step-out surface drilling program intercepted the targeted Corona dike at a depth of approximately 900 meters downhole and returned 4.7 meters at 24.90 g/t Au, which it stated confirmed the continuity of high-grade mineralization and paving the way for underground platform development in the future to convert more material to the west.

In its management’s discussion and analysis for the three months ended March 31, 2024, Barrick included an update on growth and exploration projects. At Carlin, underground conversion drilling commenced across all sites in the first quarter, with step-out growth drilling expected to commence early in the second quarter at a few key project areas.

For further information see Barrick’s management’s discussion and analysis for the year ended December 31, 2023 and management’s discussion and analysis for the three months ended March 31, 2024, each available under its profile on www.sedarplus.ca.

Granite Creek Mine Project (10.0% NPI): On February 7, 2024, i-80 Gold Corp (“i-80”) provided a summary of 2023 activities and 2024 exploration and development plans, including ongoing initiatives at the Granite Creek Mine Project. The South Pacific Zone (“SPZ”) is a priority area of development for i-80 and, and they have announced plans to advance a development plan that will include extending a decline in order to provide access to the SPZ allowing it to become part of Granite Creek mine plan in H1-2024. Ewan Downie, CEO of i-80 stated, “The results from our 2023 definition programs demonstrate the potential for the SPZ to be a significant deposit located on strike from one of North America’s largest gold mining operations. Mineralization remains open at depth and along strike to the north with the average intercept grade in the northern extension definition program of approximately 15 g/t gold with true widths ranging up to 15 metres.”

i-80 also announced on May 7, 2024 that the work being conducted in 2024 at Granite Creek is expected to include definition and expansion drilling, underground development and test mining of the South Pacific Zone, and a Feasibility Study.

For further information see i-80’s news releases dated February 7, 2024 and May 7, 2024, available under its profile on www.sedarplus.ca.

Cozamin Mine (1.0% NSR over a portion of the mine): On January 24, 2024, Capstone Copper Corp. (“Capstone”) reported 2023 production and 2024 guidance. Production from Cozamin in 2024 is anticipated by Capstone to be similar to 2023 at 22,000 to 24,000 tonnes of copper on a 100% basis. Operating costs in 2024 are forecasted by Capstone to be higher than those in 2023 driven by a higher proportion of cut-and-fill mining methods compared to longhole stoping, along with a stronger Mexican peso.

On May 2, 2024, Capstone announced its first quarter 2024 results which outlined that first quarter 2024 production was 15% higher than the first quarter 2023 due to higher grades consistent with the mine plan.

For further information see Capstone’s news releases dated January 24, 2024 and May 2, 2024 available under its profile on www.sedarplus.ca.

Royalty Generator Model Update

Our Royalty Generator Model continues to generate positive results with one new royalty added in the three months ended March 31, 2024. We have generated 40 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 31 properties subject to land agreements and 6 properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only $0.002 million spent on maintaining the mineral interests in the first quarter of 2024.

2024 Outlook

The Company remains on track to meet its previously disclosed forecast of between approximately 5,000 and 5,600 GEOs in 2024 which equates to approximately $10.0 million to $11.2 million in Total Revenue, Land Agreement Proceeds and Interest at a gold price of $2,000 per ounce. This would represent a midpoint increase in GEOs of approximately 100% relative to 2023.

The Company’s recurring Cash Operating Expenses are currently expected to be consistent with 2023 and the Company expects to achieve positive operating cash flow in 2024 when a number of its growth projects ramp up in production, including the long-life cornerstone mines at Côté and Odyssey and a full year of cash inflows from the recently acquired Cozamin and Borborema royalties.

The 2024 outlook regarding total GEOs is based on public forecasts, expected development timelines and other disclosure by the owners and operators of the properties underlying our interests and our assessment thereof.

Investor Webcast

An investor webcast will be held on Tuesday, May 14, 2024 starting at 11:00 am ET (8:00 am PT) to discuss these results. Management will be providing an update to interested stakeholders on the Company’s quarterly results including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the Q1 2024 investor webcast, please click the link below: https://www.bigmarker.com/vid-conferences/GROY-2024-Q1-Results

A replay of the event will be available on the Gold Royalty website following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein. Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future total GEOs, Total Revenues and Land Agreement Proceeds, Cash Operating Expenses, expected future cash flows; expectations regarding the operations and/or development of the projects underlying the Company’s royalty interests, including the estimates of the operators thereof their timing and ability to achieve production; and expectations regarding the Company’s growth and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

The Company has included in this document, certain performance measures, including: (i) Adjusted Net Loss and Adjusted Net Loss Per Share; (ii) total GEOs; (iii) Total Revenue, Land Agreement Proceeds and Interest; and (iv) Cash Operating Expenses which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Adjusted Net Loss and Adjusted Net Loss Per Share

Adjusted Net Loss is calculated by adding back land agreement proceeds credited against mineral properties, loan interest earned on the gold-linked loan, convertible debentures-accretion, transaction related and non-recurring general administrative expenses* and share of loss and deducting the following from net loss: dilution income in associate, changes in fair value of derivative liabilities, embedded derivatives, short-term investments and gold-linked loan, gain on loan modification, foreign exchange gain (loss) and other income (expense). Adjusted Net Loss Per Share, basic and diluted have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net loss to Adjusted Net Loss, Per Share, basic and diluted for the periods indicated:

	For the three months ended March 31
	2024	2023
(in thousands of dollars, except per share amounts)	($)	($)
Net loss	(1,405)	(3,083)
Land agreement proceeds credited against mineral properties	1,050	1,203
Loan interest	241	—
Convertible debentures - accretion	395	—
Transaction related and non-recurring expenses	95	459
Share of loss in associate	52	128
Dilution gain in associate	(9)	—
Change in fair value of derivative liabilities	—	(230)
Change in fair value of gold-linked loan	(639)	—
Change in fair value of short-term investments	(101)	(58)
Change in fair value of embedded derivatives	(191)	—
Foreign exchange (gain) loss	(87)	48
Loan modification (gain) loss	(310)	249
Other income	(21)	(34)
Adjusted Net Loss	(930)	(1,318)
Weighted average number of common shares	145,778,698	144,289,573
Adjusted Net Loss per Share, basic and diluted	(0.01)	(0.01)

* Transaction related, and non-recurring general administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the quarter ended March 31, 2024, transaction related and non-recurring professional fees related to select project evaluation costs and post- closing activities relating the issuance of the Company’s outstanding convertible debentures.

Total GEOs

Total GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For three months ended March 31, 2023	1,889	1,970	1,043
For three months ended March 31, 2024	2,072	4,185	2,019

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against mineral properties and interest received under the gold-linked loan. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three months ended March 31, 2024 and 2023, respectively:

	For the three months ended March 31
	2024	2023
(in thousands of dollars)	($)	($)
Royalty	1,062	234
Advance minimum royalty and pre-production royalty	830	331
Land agreement proceeds	2,052	1,405
Loan interest	241	—
Total Revenue, Land Agreement Proceeds and Interest	4,185	1,970
Land agreement proceeds credited against mineral properties	(1,050)	(1,203)
Loan interest	(241)	—
Revenue	2,894	767

Cash Operating Expenses

Cash Operating Expenses are determined by deducting depreciation and share-based compensation from general, administrative and project evaluation costs. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The following is a reconciliation of Cash Operating Expenses to general, administrative and project evaluation costs.

	For the three months ended March 31
	2024	2023
(in thousands of dollars)	($)	($)
General and administrative costs	(2,856)	(3,251)
Project evaluation costs	(19)	(173)
General, administrative and project evaluation costs	(2,875)	(3,424)
Depreciation	20	21
Share-based compensation	595	880
Cash Operating Expenses	(2,260)	(2,523)